Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-194505
April 14, 2014

Leju Holdings Limited

Leju Holdings Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering in the United States will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions) toll-free at 1-866-803-9204  or Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937 (calling these numbers is not toll-free outside the United States). You may also access the company’s most recent prospectus dated April 14, 2014, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 14, 2014, or Amendment No. 5, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1596856/000104746914003759/a2219680zf-1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 4, 2014. All references to page numbers are to page numbers in Amendment No. 5.

(1) Replace the risk factor with the heading “Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution” with the following on page 49:

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $8.85 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $2.15 as of December 31, 2013, after giving effect to this offering and the concurrent private placement to Tencent and the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses and estimated fees and expenses in connection with the concurrent private placement to Tencent payable by us. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

(2) Replace the entire “Dilution” section with the following on pages 59 and 60:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2013 was approximately $91.6 million, or $0.76 per ordinary share as of that date, and $0.76 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities excluding the liability relating to exclusive rights. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) the additional proceeds we will receive from this offering, from the assumed initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our issuance and sale of 3,592,060 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (i) our issuance and sale of 17,700,000 ADSs in this offering, at an assumed initial public offering price of $11.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) our issuance and sale of 3,592,060 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deduction of estimated fees and expenses payable by us, our net tangible book value at December 31, 2013 would have been $2.15 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $2.15 per ADS. This represents an immediate increase in net tangible book value of $1.39 per ordinary share, or $1.39 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $8.85 per ordinary share, or $8.85 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $11.00 and all ADSs are exchanged for ordinary shares:

	Per Ordinary share	Per ADS
Assumed initial public offering price	$11.00	$11.00
Net tangible book value as of December 31, 2013	$0.76	$0.76
Net tangible book value as adjusted to give effect to this offering and the concurrent private placement to Tencent as of December 31, 2013	$2.15	$2.15
Amount of dilution in net tangible book value to new investors in the offering and the concurrent private placement	$8.85	$8.85

A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering and the concurrent private placement by $19.8 million, the net tangible book value per ordinary share and per ADS after giving effect to this offering and the concurrent private placement by $0.14 per ordinary share and per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering and the concurrent private placement by $0.86 per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $11.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary	Average Price
	Number	Percent	Amount	Percent	share	Per ADS
			($)		($)	($)
Existing shareholders	120,000,000	85.0%	685,335,834	74.5%	5.71	5.71
Concurrent private placement to Tencent	3,592,060	2.5%	39,512,660	4.3%	11.00	11.00
New investors	17,700,000	12.5%	194,700,000	21.2%	11.00	11.00
Total	141,292,060	100.0%	919,548,494	100.0%	6.51	6.51

A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $17.7 million, $21.3 million, $0.15 and $0.15, respectively, assuming the sale of 17,700,000 ADSs in this offering and 3,592,060 ordinary shares in the concurrent private placement at $11.00 per ADS, the mid-point of the range set forth on the cover page of this prospectus.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering and the concurrent private placement is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.